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                                                                    EXHIBIT 99.1


PRESS RELEASE

SIFY RELEASES CONSOLIDATED US GAAP OPERATING RESULTS FOR THE QUARTER ENDED DECEMBER 31, 2000

SIFY TOP LINE REVENUES CROSS RS 1200 MILLION YTD; RAPID GROWTH IN CORPORATE SERVICES BUSINESS

CHENNAI, India--(BUSINESS WIRE)--February 1, 2001-- Satyam Infoway Limited (Nasdaq:SIFY - news), India's premier Internet and eCommerce Company, released today its unaudited consolidated US GAAP results for the fiscal quarter ended December 31, 2000. These consolidated financial statements include the results of SIFY and its subsidiaries. SIFY's topline revenue during the quarter grew 155% over last year to Rs 472 million ($10.09 million). Topline revenue year to date (for nine months ended December 31, 2000) grew three times over last year to Rs 1,229 million ($26.28 million). Sify's corporate services (data/network services and e consulting) business accounted for 74% of its topline revenue during the quarter. This segment recorded a growth of 340% over same quarter last year.

Strong growth in corporate services business more than compensated for the external challenges faced by the company in its retail Internet access business. Delays in reduction of bandwidth costs by the state supplier of bandwidth and one off expenses incurred during the quarter on advertising and sales promotion in retail businesses resulted in a loss before interest, depreciation, amortization and tax of Rs 397 million ($8.50 million) versus Rs 233 million ($4.98 million) last quarter. Of this loss of Rs 397 million, 27% is attributable to Sify's subsidiaries/affiliates (in IT enabled services, Online education, B2B market place etc) most of which are in a "pre revenue" stage of growth. Net loss for the quarter, after recording charges for depreciation, amortization of goodwill for acquisitions and amortization of deferred compensation expense was Rs. 861 million ($18.42 million) versus 615 million ($13.15 million) last quarter.

Summarized results of the quarter ended December 31, 2000 is as below (given in $m; all translated at Rs 46.75 equals $1).

                                              Three months performance
                                            This        Last         Last
                                           Quarter     Quarter       Year
                                             $m          $m           $m
                                           -------     -------      ------
Revenue
  Internet Access ......................    1.96         2.68         2.06
  Portal ...............................    0.67         0.86         0.24
  Corporate services ...................    7.46         5.77         1.65
  Total ................................   10.09         9.31         3.95

Loss before interest,
depreciation, amortization
and tax ................................


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
                                              Three months performance
                                            This        Last         Last
                                           Quarter     Quarter       Year
                                             $m          $m           $m
                                           -------     -------      ------
  Sify alone ...........................   (6.16)       (4.09)      (0.70)
  Subsidiaries .........................   (2.34)       (0.89)       0.00
  Total ................................   (8.50)       (4.98)      (0.70)

Loss before amortization of
  goodwill in acquisitions .............  (10.67)       (6.12)      (0.95)
Net loss ...............................  (18.42)      (13.15)      (1.57)

                                              Year to date performance
                                                 This        Last
                                                 Year        Year
                                                  $m          $m
                                                -------     -------
Revenue
  Internet Access .............................    7.39        4.58
  Portal ......................................    2.19        0.30
  Corporate services ..........................   16.70        3.56
  Total .......................................   26.28        8.43

Loss before interest,
depreciation, amortization
and tax
  Sify alone ..................................  (12.64)      (1.97)
  Subsidiaries ................................   (3.48)       0.00
  Total .......................................  (16.12)      (1.97)

Loss before amortization of
  goodwill in acquisitions ....................  (18.75)      (3.70)
Net loss ......................................  (35.40)      (4.32)

Corporate Services:

Sify's corporate services (data/network services and e consulting services) business has grown to play a dominant role in its revenue stream. The quality of the network and the reach of the network (continuing to be the largest IP network in India) continue to provide competitive advantages. Topline revenue in this segment during the quarter accounted for 74% of Sify's topline revenue and represented a 340% growth over same period last year.

Key gains in the Data/network business include orders from Lucent, Gillette India, Usha International and Cognizant Technologies. The coverage of the Sify network makes it well positioned to offer Internet services for corporate customers with far-flung operations in India as indicated by these prestigious orders. Sify's network remains the default network used by Compuserve subscribers in India and continues to meet UUNet's stringent worldwide standards.In e-Consulting and Web Services, Sify garnered orders for Internet Banking from HDFC Bank, UTI Bank, Bank Nationale de Paris among others; for Supply Chain Integration from Henkel SPIC and SRF and for web strategies from Ford. Sify received an order from Doordarshan, India's national television broadcaster, to implement India's largest media Internet portal for the broadcaster. Sify's Australian operations bagged orders from the media Company New Net among others. Sify has implemented and is currently implementing several Broadvision projects for clients in India, with a large developer pool (over
200) trained on ASP, Java, Broadvision and

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Internet technologies. Sify partnered with Intel during the quarter, launching new value added services through its data center in Mumbai, aimed at making the facility the best choice in India for high traffic corporate and website businesses.

Internet access:

Retail Internet access through "SatyamOnline", the dial up business and "Iway" the cybercafe business accounted for 19% of the topline revenue for the quarter.

During the quarter, the prices for Internet access fell quite sharply. The largest competitor, also the state-owned supplier of bandwidth, announced steep price reductions in Internet access rates as also schemes to include free Internet hours. However, pricing policies for bandwidth by the State supplier have kept the cost of bandwidth high. Sify, along with other players in the field, is seeking level playing field. Increasing arrivals of alternative sources of bandwidth and the completion of Sify's satellite gateway programme is expected to lower bandwidth cost in future. In spite of these challenges, subscribers to Sify's Internet access business grew from 320,000 end of last quarter to 400,000 end of this quarter. The ARPU (Average Revenue Per User per month) declined significantly largely due to fall in Internet access rates, without a corresponding reduction in bandwidth costs. Sify believes that preventing cross subsidy from monopoly revenue by state owned competitors would level the playing field and Sify is encouraged by the continuing growth in Internet penetration in India.

Sify launched 3 international satellite gateways during the quarter in Mumbai, Ahmedabad and Hyderabad. 14 more are under construction in 13 cities. This is expected to ease the pressure on bandwidth cost in the future though this might take more than a quarter to actualize.

Online Portal:

Online portal "sify.com" and the allied websites accounted for 7% of Sify's topline revenue this quarter.

The launching of Sify's portal in its new image/brand as "sify.com" was quite successful. The portal was migrated to a state of the art technology platform (provided by Broadvision) during the quarter. Several technical initiatives taken during the quarter have reduced the downloading time and improved the product offering. Managing the migration and improvement in quality meant that the portal was not fully available for contracting advertisements during the quarter. There has been a corresponding short-term decrease in advertisement revenue compared to the last quarter. But the trend of growth in advertising revenue has not reversed. The revenue posted in the first 15 days of January 2001 is very encouraging and reflects the underlying growth in the advertising revenues from the portal, as seen by the advertiser interest and bookings after the change to the Broadvision platform.

The new look and feel has been widely appreciated. More content was added as well as strong growth witnessed in e-mail usage. The latest version of AOL Instant Messenger was also launched on www.sify.com.


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Pageviews recorded by sify.com and its allied websites (excluding cricinfo sites) grew to 130 million per month end of this quarter from 105 million per month end of last quarter. The shopping channel of the Company's flagship portal was re-launched as www.sifymall.com. Sifymall in India and Indiaplaza abroad (now fully owned by Sify) have expanded the range of merchants on board. The enhanced personalization features of Broadvision have been appreciated by Sifymall customers.

Subsidiary and Associate Businesses:

Satyam Webexchange Limited, the B2B market place business, announced the launch of www.teawebex.com, a comprehensive site for online information about Indian tea and tea auctions in India. The portal is the first site to offer digital catalogues with valuation and last sold price of tea, news and market reports, and tea related information to buyers, brokers and tea sellers. The company currently has seven portals, four of which are vertical. They include satyamplastics.com, echem.com, autowebex.com and teawebex.com. The remaining three are horizontal portals: seekandsource.com, formsindia.com and firmseekindia.com.

Satyam Education Services Limited, the online education business, announced the launch of www.learnatsatyam.com -- a virtual learning campus that imparts quality training and education to both corporates and students. SESL has a tie-up with Element K, USA (formerly Ziff-Davis Education) rated by Forbes magazine as one of the best online IT education service providers.

Recognitions and Honors:

Fortune Magazine has identified SIFY as one of the Ten Hot Global Stocks. In its "Investor's Guide 2001", the magazine has cited SIFY among those companies that embody virtues such as "tight management, clear strategic vision, and relentless focus on the bottom line."

SIFY bagged the Company of the Year award at the SiliconIndia Annual Technology and Entrepreneurship Conference in San Jose, California.

SIFY's corporate website www.Sifycorp.com bagged the Golden Web Award presented by The International Association of Web Masters and Designers for excellence in web design and content.

SIFY's Internet Access business bagged the Techies Award 2000 for the Best ISP. The award organised by Media Transasia Group, publishers of PC World and Communications World, felicitates excellence and pioneering efforts in Information Technology and Telecom. The award was selected through a nationwide extensive user/reader based survey conducted over a period of 3-4 months on several parameters including customer satisfaction and post sales service, along with the opinions of a panel of editors from the IT division of Media Transasia.

The magazine Business Baron ranked SIFY's flagship portal www.sify.com among the top three websites in India.


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This Press Release contains forward-looking statements within the meaning of section 27-A of Securities Act of 1933, as amended, and Section 21-E of the Securities Exchange Act of 1934, as amended. The forward looking statements contained in the press release include, but are not limited to, comments regarding the prospect for further growth in the Company's business, trends in the corporate services business, pricing and cost trends in the consumer access business, advertising and usage trends in the portal business and the ability of Sify to capitalize on the new initiatives described herein. The forward looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward looking statements -- Satyam Infoway undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam Infoway's business, please see the discussion under the caption "Risks related to Business" in Satyam Infoway's Report on Form 6-K for the Quarter ended September 30, 2000 which has been filed with the Securities and Exchange Commission and the other Reports it files with the SEC from time to time. These filings are available at www.sec.gov.

Contact:

     Satyam Infoway Limited (In India)
     R. Ramaraj
     George Zacharias
     T. R. Santhanakrishnan
     (+91 44) 435 3221
             or

     The Anne McBride Company (In the US)
     Can Onen

     212/983 1702
     email: conen@annemcbride.com
             or
     Visit our corporate website www.sifycorp.com


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